Exhibit 3

This Form ATS-N amendment updates the information provided in Exhibit 1 (Schedule A of Form BD of the Broker-Dealer Operator) in response to Part I, Item 8 of Form ATS-N. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part I, Item 8.

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

Bond, Robert~~Newsome, Dawn Elizabeth~~, I, Chief Executive Officer~~/Director~~, 0~~4~~9/2021, NA, Y, N, 41219~~482917~~989

Goulet, Stephen Paul, I, Senior Managing Director/General Counsel/Secretary, 04/2021, NA, N, N, 4769810

Pezeu, Christian Jean Michel, I, Chief Financial Officer/Director, 04/2021, NA, Y, N, 5661987

Byrne, John Michael Jr., I Chief Compliance Officer, 05/2021, NA, N, N, 1255284

~~Laible, Robert Karl, I, Chief Operating Officer/Director, 08/2019, NA, Y, N, 1644140~~

Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641

Min, Angela Lorraine, I, FINOP, 07/2017, NA, N, N, 5230966